Exhibit (a)(1)(x)

Form of Notice Email to Eligible Employees and Consultants Regarding Expiration of Offering Period

As of July 14, 2023, we closed the Phathom Pharmaceuticals, Inc. Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units. If you were an eligible employee or consultant for purposes of the option exchange who properly elected to participate in the option exchange by exchanging some or all of your eligible options in the option exchange and did so on or before the expiration of the option exchange, your elected eligible option grants have been accepted for participation in the option exchange. Such options have been cancelled and you no longer have any rights with respect to those options. You have been granted new RSUs in exchange for your cancelled options in accordance with the terms and conditions of the option exchange.

As described in the option exchange documents, you will receive a new RSU award agreement for your new RSUs that have been granted to you in the option exchange in exchange for your properly tendered and cancelled options via E*Trade in the next few weeks.

If you have any questions, please email stockadmin@phathompharma.com.